Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, each of  Pampa Inversiones S.A. and Pampa Energía S.A. agrees to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Class B common shares, par value Ps. 1.00 per share (the “Class B Shares”) and American Depositary Shares, each representing 5 Class B Shares, of Transportadora de Gas del Sur S.A. and further agrees that this Joint Filing Agreement shall be included as an Exhibit to such filing. This Joint Filing Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Dated: January 21, 2014

PAMPA INVERSIONES S.A.

By: /s/ Germán Pérez
Name: Germán Pérez Title: Executive Officer

PAMPA ENERGÍA S.A.

By: /s/ Damián Miguel Mindlin
Name: Damián Miguel Mindlin Title: Executive Officer